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                                                                   EXHIBIT 99.1



               VISTA GOLD ANNOUNCES DRILLING RESULTS FROM BOLIVIA


DENVER, COLORADO, JANUARY 23, 1997 - Vista Gold Corp. is pleased to announce the assay results from the first phase of core drilling at the Amayapampa mine in Bolivia. In November 1996, Vista acquired the Amayapampa mine and a neighboring mine, Capa Circa, as a result of the merger between Granges Inc. and Da Capo Resources. Vista owns 100 percent of the properties located approximately 185 miles (300 kilometers) southeast of La Paz.

Currently the Company has four drill rigs working at Amayapampa. The drilling is designed to reclassify ore in the current pit design to the proven and probable category; expand the known mineralization; provide geotechnical data for pit design; and condemn land for waste dumps, tailings, and plant facilities.

Initial drill results are confirming the expected mineralization and indicating areas of possible extension of mineralization. Results from eight holes completed have been received and are summarized below. A total of 1,175 meters are completed of the 5,000 meter program.

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DDH#                        FROM                TO               WIDTH             GOLD GRADE           TOTAL
                          (METERS)           (METERS)           (METERS)            G/TONNE            (METERS)
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
DD96AP76                                              Hole  Abandoned                                          12.00
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DD96AP77                          50.42              84.95              34.53                1.12             120.35
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   incl.                          50.42              60.55              10.13                2.34
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DD96AP78*                         24.90              43.00              18.10                1.29              43.00
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   incl.                          29.40              43.00              13.60                1.48
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DD96AP79                                    No Significant  Results                                           252.00
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   incl.
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DD96AP80                                    No Significant  Results                                           159.45
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   incl.
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DD96AP81*                             0              30.05              30.05                0.69              30.05
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   incl.                          25.12              30.05               4.93                2.72
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DD96AP83                          94.50             260.50             166.00                0.42             308.25
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   incl.                         200.80             223.70              22.90                1.21
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DD96AP84                          61.00              91.40              30.40                0.95             250.46
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   incl.                          62.75              76.90              14.15                1.61
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
*stopped in mineralization

The final feasibility study for the Amayapampa mine is underway, and engineering contractors and consultants have been retained to conduct all major elements of the study. At Capa Circa, the limited mine production has been halted, as intended, and plans are being made to rehabilitate unsafe portions of the underground workings prior to commencement of exploration activities. Exploration will include mapping, drilling, sampling, and new underground development.
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Additionally, the Company announced that it has signed an agreement with Atlas
Corporation to terminate the joint venture on the Gold Bar claim near Eureka, Nevada. The initial joint venture agreement, signed October 5, 1995, entitled Vista Gold to terminate the joint venture within a two-year period. Atlas Corporation, at the time of the joint venture agreement, held approximately 27 percent of the Company's outstanding common shares. Currently, Atlas holds approximately 9 percent of the common shares of Vista Gold.

An initial discovery was made by Vista on the property but subsequent evaluation indicated that this mineralization would not meet our investment criteria. "With the recent merger between Granges Inc. and Da Capo Resources, we feel our energies are better directed at properties in which we own a 100 percent interest," said Michael B. Richings, President and CEO of Vista Gold Corp. "Vista will focus its resources and efforts on our opportunities in Venezuela and Bolivia, including the development of the Amayapampa and Capa Circa mines."

Vista Gold is an international gold mining, development, and exploration company based in Denver, Colorado, with its registered office in Vancouver, British Columbia. Its holdings range from the Hycroft mine in Nevada to development and exploration projects in North America and South America including Ecuador, Bolivia, Venezuela, and Peru.